STRATEGIC INTERNET INVESTMENTS INC.

January 16, 2007	News Release #1-07
Shares issued: 25,660,326	Symbol: SIII
Sec # 33 – 28188	Exchange: OTC: BB

NEWS RELEASE

     STRATEGIC INTERNET INVESTMENTS INCORPORATED ENTERS INTO LETTER OF INTENT FOR THE DEVELOPMENT RENAISSANCE RESIDENCE PROJECT IN ANTALYA, TURKEY

Vancouver, B.C. January 12, 2007 - STRATEGIC INTERNET INVESTMENTS, INCORPORATED, (the "Company") is pleased to announce that the Company has entered into a Letter of Intent (“LOI”) with MEC-Narmont Grup Insaat San. Ve. Tic. Ltd. (“MEC-Narmont”), Al Habeeb & Al Mokairesh Commercial Brokers LLC (“Habeeb”), Mideast Development Company Inc. (“MidDevCo”) and certain property owners (the Landowners”), to potentially acquire by option up to a 100% indirect interest in the Renaissance Residence Project (the “Project”) in Antalya, Turkey by purchasing the outstanding shares of a Turkish company (“TurkCo”) that will be incorporated to hold and own 100% of the Project, subject only to certain payments to the landowners.

The Renaissance Residence Project is a real estate development project that will be located on an 8.762 hectare parcel of land near the Antalya Airport and Lara Beach in Antalya, Turkey. It will consist of three multi-storey buildings with over 200 residential units. In recent years, the gulf of Antalya, with a coastal strip of some 200 km with bays and coves of exceptional beauty filled with the crystal clear waters of the Mediterranean, has become one of the most popular tourist resorts in Turkey.

The Letter of Intent contemplates that SIII will assist in designing a financing plan for the project and SIII will be granted two options to purchase up to 100% of the outstanding shares of TurkCo. An “Initial Option” will allow SIII to purchase up to thirty 30% of the Outstanding shares of TurkCo. Upon full exercise of the Initial Option, SIII shall be entitled to exercise a “Second Option” to purchase the remaining outstanding shares of Turkco.

Compensation to be paid to the shareholders of TurkCo shall, at the choice of SIII, be paid either in cash or by issuing common shares of SIII. Any issuance of common shares of SIII would occur as of the date of the Option exercise notice, under a Restricted Rule 144 Reg. S share issuance. The shares would be issued at the higher value of either USD $2.00 per share, or the discounted market price of SIII shares, as quoted on the OTC:BB whereby the “Discounted Market Price” is defined by calculating the previous 10 day average closing share price from the exercise date in question, and reducing that price by a 25% discount.

Initial Option Exercise Schedule

i.	10% of the outstanding shares of TurkCo can be purchased upon Project construction expenditures equaling or exceeding 33% of the total budgeted costs.

ii.	An additional 10% (cumulative 20%) of the outstanding shares of TurkCo can be purchased upon construction expenditures equaling or exceeding 66% of total budgeted costs.

iii.	An additional 10% (cumulative 30%) of the outstanding shares of TurkCo can be purchased upon construction expenditures equaling or exceeding 100% of total budgeted costs.

Second Option

          The Second Option may only be exercised by SIII upon full exercise of the Initial option.

Mideast Development Company Inc. (“MidDevCo”) is a related party to the Company. Mr. Abbas Salih, Director and controlling shareholder of the Company is also the controlling shareholder of MidDevCo, owning a 51% interest in MidDevCo and therefore, the contemplated agreement outlined above is a non-arms length transaction.

SIII management wishes to caution shareholders and investors that the LOI is, by nature, a preliminary document and although binding, the business arrangement outlined requires that all Parties to the LOI complete more formal agreements outlining the details of the business arrangement. Additionally, the project requires that considerable capital be raised through a combination of pre-sale of residential units, loans and equity financings. Although the Parties to the LOI are confident that full funding can realized, there are no assurances or guarantees that the necessary funding can be raised and the project successfully realized.

For further information contact:
Strategic Internet Investments, Inc.
(604) 684-8662 Email:
info@siiincorporated.com
www.siiincorporated.com

Statements regarding financial matters in this press release other than historical facts are “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The company intends that such statements about the Company's future expectations, including future revenues and earnings, and all other forward-looking statements be subject to the safe harbors created thereby. Some of the factors that could cause actual results to differ from expected or desired results are funding not being secured, agreements not being completed in a timely manner, political climates and other issues. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results.

Suite 250, 1090 West Georgia Street, Vancouver, B.C., Canada V6E 3V7
Telephone: 604-684-8662 Facsimile: 604-684-3829